UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-30521

                Pavilion Bancorp, Inc.

(Exact name of registrant as specified in its charter)

 135 East Maumee Street, Adrian, Michigan 49221

(Address, including zip code of registrant’s
principal executive offices)

          (517) 265-5144

(Telephone number of registrant)

                        Common Stock

(Title of each class of securities covered by this Form)

                                                                     None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ X ] [__] [__] [__] [__] [__] [__] [__]

Approximate number of holders of record as of the certification or notice date: None*

*  There are no holders of record of the common shares of Pavilion Bancorp, Inc. as of the date hereof. All of the outstanding common stock of Pavilion Bancorp, Inc. was converted into the right to receive $37.50 in cash and 1.4209 common shares of First Defiance Financial Corp. pursuant to the merger of Pavilion Bancorp, Inc. with First Defiance Financial Corp., which merger became effective as of March 14, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Defiance Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2008                                                                                      FIRST DEFIANCE FINANCIAL CORP.

           By: /s/ John C. Wahl

                  John C. Wahl

                  Chief Financial Officer